[LETTERHEAD OF LAZARD BROTHERS & CO., LIMITED]

                     [FORM OF LETTER FROM LAZARD BROTHERS]


To: All holders of Options under the Central Transport Rental Group 1996 Executive Share Option Scheme (the "CTR Scheme") and the Tiphook plc 1/ Share Option Scheme (the "Tiphook Scheme") and the Tiphook plc Savings Related Share Option Scheme (the "Savings Related Scheme").

Dear Optionholder,                                           16th October, 1997

         I write further to my letter of 6th October, 1997 regarding the proposals made to you in connection with the recommended cash offer (the "Offer") for the Central Transport Rental Group plc ("CTR") made on behalf of General Electric Capital Corporation ("GE Capital").[2/]3/ On 13 October, 1997 GE Capital gave notice pursuant to Section 429 of the Companies Act 1985 for the compulsory acquisition of outstanding CTR shares. Accordingly, I am now writing to inform you that unless you exercise your option(s) over CTR shares by the relevant date stated below your option(s) will lapse.

Holders of Options under the CTR Scheme and the Savings Related Scheme

         Your option(s) may be exercised at any time on or before midnight on 15th November, 1997. If you fail to exercise your option(s) before this date then they will lapse in accordance with the rules of the relevant scheme and will become worthless.

Holders of options under the Tiphook Scheme

         Your option(s) may be exercised at any time on or before midnight on 12th November, 1997. If you fail to exercise your option(s) before this date then they will lapse in accordance with the rules of the Tiphook Scheme and become worthless.

         I would remind you that the proposals to you contained in our letter of 6th October, 1997 remain open for acceptance until 3 p.m. on 24th October, 1997. If you exercise your option(s) after this date using a notice of exercise in the normal way, you will still be able to accept the Offer while it remains open for acceptance.

                                Yours sincerely,


                              For and on behalf of
                          Lazard Brothers & Co. Limited
                                 David Anderson
                                Managing Director



  1/  Tiphook plc is now known as the Central Transport Rental Group plc.

[ 2/ General Electric Capital Corporation is a wholly owned subsidiary of General Electric Company, USA not connected with the UK company of a similar name.]

  3/ Lazard Brothers, which is regulated in the United Kingdom by The Securities and Futures Authority Limited is acting for GE Capital and no one else in connection with the Offer and the contents of this letter and will not be responsible to anyone other than GE Capital for providing the protections afforded to its customers nor for giving advice in relation to the Offer and the contents of this letter. Lazard Brothers is acting through Lazard Freres for the purposes of making the Offer in and into the United States.